EnerSys

2366 Bernville Road
Reading, PA 19605
610.208.1839 Phone
610-208-1671 Fax
mike.schmidtlein@enersys.com
Michael J. Schmidtlein
Senior Vice President Finance & Chief Financial Officer

August 29, 2014

VIA EDGAR
Brian Cascio, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    EnerSys
Form 10-K for the year ended March 31, 2014
Filed May 28, 2014
File No. 001-32253

Dear Mr. Cascio:

On behalf of EnerSys (“EnerSys,” “we,” “us,” “our” or the “Company”), this letter responds to the comments raised by the staff of the Securities and Exchange Commission (“the Staff”) in your letter, dated August 14, 2014, regarding the above referenced filing. Each of the Staff’s comments is set forth below in italicized, bold face type, followed by the Company’s response in regular type.

Form 10-K for the Fiscal Year Ended March 31, 2014
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Asset Impairment Determinations, page 25

1. Please revise future filings to disclose the specific valuation approach and methodology and the significant assumptions used in your goodwill impairment test. Please refer to FASB ASC 350-20-50.

The Company, consistent with FASB ASC 350-20-50, intends to include the expanded disclosure below, related to methodology and assumptions under “Critical Accounting Policies and Estimates” in future filings.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2014

In accordance with FASB ASC 350, “Intangibles – Goodwill and Other,” we perform goodwill impairment testing at least annually, unless indicators of impairment exist in interim periods. We engaged a valuation expert to assist us in our annual testing for goodwill impairment for the fiscal year ended March 31, 2014.

We perform our annual goodwill impairment test on the first day of our fourth quarter for each of our reporting units based on the income approach, also known as the discounted cash flow (“DCF”) method, which utilizes the present value of future cash flows to estimate fair value. We also use the market approach, which utilizes market price data of companies engaged in the same or a similar line of business as that of our company, to estimate fair value. A reconciliation of the two methods is performed to assess the reasonableness of fair value of each of the reporting units.

The future cash flows used under the DCF method are derived from estimates of future revenues, operating income, working capital requirements and capital expenditures, which in turn reflect specific global, industry and market conditions. The discount rate developed for each of the reporting units is based on data and factors relevant to the economies in which the business operates and other risks associated with those cash flows, including the potential variability in the amount and timing of the cash flows. A terminal growth rate is applied to the final year of the projected period and reflects our estimate of stable growth to perpetuity. We then calculate the present value of the respective cash flows for each reporting unit to arrive at the fair value using the income approach and then determine the appropriate weighting between the fair value estimated using the income approach and the fair value estimated using the market approach. Finally, we compare the estimated fair value of each reporting unit to its respective carrying value in order to determine if the goodwill assigned to each reporting unit is potentially impaired. If the carrying amount of a reporting unit exceeds its fair value, we are required to perform a second step of the goodwill impairment test to measure the amount of impairment loss, if any.

In connection with our annual impairment test performed for fiscal 2014, we concluded that the goodwill assigned to each of our reporting units was not impaired.

Significant assumptions used include management’s estimates of future growth rates, the amount and timing of future operating cash flows, capital expenditures, discount rates as well as market and industry conditions and relevant comparable company multiples for the market approach. An adverse change in any of the assumptions could result in an impairment charge.

Results of Operations – Fiscal 2014 Compared to Fiscal 2013
Income Tax expense, page 32

2. We note the significance of the effect of foreign operations disclosed on the statutory rate reconciliation on page 70. In light of the significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2014

you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you plan to address this comment.

The Company has reviewed Item 303(a)(3)(i) of Regulation S-K and the guidance in Section III.B of SEC Release 33-8350. As a result, to help ensure that the Company is more clearly communicating the effect of foreign operations on the Company’s effective tax rate in future filings, the Company proposes to modify the discussion in the “Income Tax Expense” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings to add the following language using the Company’s most recent Annual Report on Form 10-K as an example:

Income Tax Expense

	Fiscal 2014		Fiscal 2013		Increase (Decrease)
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$17.0	0.7%	$65.3	2.9%	$(48.3)	(74.0)%
Effective tax rate	10.4%		28.4%

Our corporate effective income tax rate with respect to any period may be volatile based on the mix of income in the tax jurisdictions in which we operate and the amount of our consolidated income before taxes.
The Company’s income tax provisions consist of federal, state and foreign income taxes. The effective income tax rate was 10.4% in fiscal 2014 compared to the fiscal 2013 effective income tax rate of 28.4%. The rate decrease in fiscal 2014 as compared to fiscal 2013 is primarily due to the reversal of a previously recognized deferred tax valuation allowance related to one of our foreign subsidiaries of $24.9 million and changes in the mix of earnings among tax jurisdictions, which were significantly impacted by a legal proceedings charge recorded in the fourth quarter of fiscal 2014. The valuation allowance release is the result of an operational restructuring approved during the third quarter of fiscal 2014.

The fiscal 2014 foreign effective income tax rate on foreign pre-tax income of $116.0 million was a net benefit of 4.0%. The difference in the foreign effective tax rate versus the U.S. statutory rate of 35% is primarily attributable to a release of a valuation allowance in a European subsidiary combined with lower statutory rates in foreign countries. The foreign effective income tax rate without the valuation allowance release was 17.5%. Income from our Swiss subsidiary comprised a substantial portion of our overall foreign mix of income and is taxed at approximately 7%.

The fiscal 2013 foreign effective income tax rate on foreign pre-tax income of $123.0 million was 13.8%. The difference in the foreign effective income tax rate versus the U.S. statutory rate of 35% is attributable to lower statutory rates in foreign countries. Income from our Swiss subsidiary comprised a substantial portion of our overall foreign mix of income and is taxed at approximately 7%.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2014

Item 8. Financial Statements and Supplementary Data
Note 5. Goodwill and Other Intangible Assets, page 59

3. We reference the $5.2 million goodwill impairment charge recorded in fiscal 2014. In future filings disclose the facts and circumstances leading to the impairment and the method of determining the fair value of the associated reporting unit in a greater detail. Refer to FASB ASC 350-20-50-2.

The Company confirms to the Staff that it will provide disclosures in accordance with ASC 350-20-50-2 in future filings in the event of a recognized goodwill impairment charge that is material to the financial statements taken as a whole.

The Company supplementally advises the Staff that it considered the guidance in FASB ASC 350-20-50-2 during the preparation of its Form 10-K for the year ended March 31, 2014 and concluded that the $5.2 million goodwill impairment charge was not material to the financial statements taken as a whole. In reaching that conclusion, the Company considered both qualitative and quantitative factors, including that the charge represented 100% of the goodwill assigned to the impaired reporting unit and represented 3% and 1% of the Company’s consolidated pretax income and consolidated goodwill balance, respectively.

4. We see that the effect of foreign operations significantly impacted the reconciliation between the statutory U.S. federal income tax rate to the actual effective income tax rate for fiscal 2014. As required by FASB ASC 740-10-50-14, please revise future filings to disclose the nature and effect of significant matters affecting comparability of information for all periods presented. In this regard, please consider disclosing information about the specific jurisdictions that materially affect your effective tax rate.

In future filings, the Income Tax footnote to our financial statements will include disclosures related to the effect of foreign operations on the comparability of information for the periods presented, particularly with respect to our Swiss subsidiary, as it relates to our effective income tax rate, consistent with our response to the Staff’s Comment 2.

5. Please also explain to us the reason for the significant reversal of the deferred tax valuation allowance in your foreign subsidiaries in fiscal 2014.

Under ASC 740, a valuation allowance is recognized if, based on the weight of all available evidence, it is more-likely-than-not (likelihood of more than 50%) that some portion, or all, of a deferred tax asset will not be realized. ASC 740 requires both positive and negative evidence to be considered to determine whether, based on the weight of such evidence, a valuation allowance for deferred tax assets is needed.
After reviewing all positive and negative evidence in fiscal 2014, the Company determined that it was now more likely than not that the deferred tax assets of one of its European subsidiaries would be realized. The valuation allowance was reversed in the third quarter of fiscal 2014 as a direct result of a restructuring of manufacturing operations in EMEA (Europe, the Middle East and Africa) that resulted in a change in the jurisdictions in which future taxable income would be earned and recognized.

Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2014

Specifically, the Company analyzed its European operations and capacity compared to expected market demands and considered the possibility of shutting down or reducing manufacturing operations in various European subsidiaries. In connection with the preparation and review of the financial statements for the third quarter of fiscal 2014, the Company approved a restructuring of its Bulgarian manufacturing operations. As part of the Bulgarian restructuring, motive power and certain reserve power battery manufacturing operations were transferred to other European subsidiaries, including one subsidiary for which a valuation allowance was recorded against its deferred tax assets. As a result of the planned expansion of manufacturing operations at this European subsidiary, the Company concluded that future forecasted taxable income was now sufficient to reverse the valuation allowance, and such reversal was recorded in the third quarter fiscal 2014 in accordance with ASC 740-270-25-7.

***

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert the Staff’s comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please don’t hesitate to call me at your convenience at 610-208-1839.

Sincerely,

/s/ Michael J. Schmidtlein

Michael J. Schmidtlein
Senior Vice President Finance & Chief Financial Officer